Exhibit 99.2

Williamson Petroleum Consultants, Inc.

Texas Registered Engineering Firm F-81

303 Veterans Airpark Lane, Suite 1100

Midland, Texas 79705

Phone: 432-685-6100

Fax: 432-685-3909

E-Mail: wpc@wpc-inc.com

March 2, 2017

Ring Energy, Inc.

901 West Wall

Midland, Texas 79701

Attention Mr. Kelly Hoffman

Gentlemen:

Subject:	Evaluation of Oil Reserves
From Two Waterflood Projects in
Andrews County, Texas
to the Interests of Ring Energy, Inc.
Effective December 31, 2016
for Disclosure to the
Securities and Exchange Commission
Williamson Project 6.9714

Williamson Petroleum Consultants, Inc. (Williamson) has performed an engineering evaluation to estimate incremental secondary recovery proved and probable undeveloped reserves and future net revenue from two waterflood projects in Andrews County, Texas to the interests of Ring Energy, Inc. (Ring). This evaluation was authorized by Mr. Kelly Hoffman of Ring. Projections of the reserves and future net revenue to the evaluated interests were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our evaluation, completed on March 2, 2017, are presented herein. This evaluation was prepared for public disclosure by Ring in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations and is an annual update of the evaluated properties.

Based on information provided by Ring, the total proved reserves summarized in our report represent approximately 25.3 percent of their consolidated proved reserves on a barrel of oil equivalent basis for their continuing operations located in the states of Texas and Kansas.

Williamson Petroleum Consultants, Inc. F-81

Ring Energy, Inc.

Mr. Kelly Hoffman

March 2, 2017

The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the effective date of this report, determined as the un-weighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

Following is a summary of the results of the evaluation effective December 31, 2016:

	PROVED UNDEVELOPED	PROBABLE UNDEVELOPED
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	7,006.90	183.43
Future Net Revenue, M$:
Undiscounted	178,931.28	3,444.54
Discounted Per Annum at 10.00 Percent	37,857.37	535.09

The attached Definitions describe all categories of reserves, and the Discussion describes the bases of this evaluation.

It has been a pleasure to serve you by preparing this engineering evaluation. All related data will be retained in our files and are available for your review.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr.

Roy C. Williamson, Jr., P.E.

RCW/RCH/jak

Attachments

Williamson Petroleum Consultants, Inc.
F-81

Williamson Petroleum Consultants, Inc. F-81